UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2026

Andrew Vollero
Chief Financial Officer
Reddit, Inc.
303 2nd Street, South Tower, 5th Floor
San Francisco, California 94107

Re: Reddit, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2025
Filed February 6, 2026
File No. 001-41983

Dear Andrew Vollero:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 59

1. We note your discussion of financial results and that you attribute the increase in revenues to an "increase in impressions delivered and to a lesser extent, an increase in pricing." Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. For example, because “impressions delivered” is identified as your primary growth driver, please quantify, discuss, and analyze the increase in impressions in greater detail. In this regard, we also note your most recent earnings call in which you state that revenue growth was driven by several factors, such as full-funnel ad strength, machine learning-powered efficiency, expanding advertiser adoption, diversified vertical/geographic momentum, as well as impression growth. Please reconcile these disclosures with your MD&A analysis and tell us your consideration for discussing and quantifying these earnings call factors in your filings. Please provide us with an example of the expanded disclosure. Refer to Item 303(b) and (c) of Regulation S-K.

<u>15. Income Taxes, page 92</u>

2. We note your disclosure "that there is a reasonable possibility that sufficient positive evidence may become available within the next 18 months to allow us to release a significant portion of the federal valuation allowance." We also note that in order to monitor the realizability of the deferred tax assets you will need to take into account multiple objective and subjective factors. Please tell us your consideration of providing more robust critical accounting policy disclosures regarding the various judgments and assumptions made in determining if the deferred tax assets will be realizable, including a discussion of the degree of uncertainty associated with key assumptions. Such discussion would desirably provide specifics, such as:
    - The minimum amount of taxable income you will be required to generate to realize your deferred tax assets, including the jurisdictions and time periods in which such income will be required;
    - If realization of your deferred tax assets is dependent on material improvements over present levels of consolidated pre-tax results, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe and quantify, to the extent practicable, the assumed future events; and
    - Clarify if your assessment of the realizability of your deferred tax assets is based on tax planning strategies and, if applicable, describe them. Please refer to the guidance in ASC 740-10-30-16 through 30-25 and Item 303(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology